November 14, 2014

VIA EDGAR

Daniel Morris

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Medifocus, Inc.

Amendment No. 1 to Registration Statement on Form 20-F

Filed on October 28, 2014

File No. 000-55169

Dear Mr. Morris:

This letter sets forth the response of Medifocus, Inc. (the “Company”) to the comment letter, dated November 10, 2014 (the “Comment Letter”), of the staff in the Division of Corporation Finance (the “Staff”) relating to the Amendment No. 1 to the Company’s Registration Statement on Form 20-F/A filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2014 (as amended by Amendment No. 2 thereto, the “Form 20-F”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Form 20-F. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Form 20-F.

Explanatory Note

1.	Refer to the last sentence added under this caption. Please note that the disclosure you provide must be current and complete to the extent required by the applicable form and law as of the effective date of this registration statement. It is insufficient for you to state simply that this filing “does not reflect any events that may have occurred” after the initial filing, except to the extent the revisions to your disclosure were in response to comments from the staff. Please revise accordingly. In this regard, it appears from your Web site that you have published financial information for the period ended June 30, 2014. We note similar information on the Web site of Canadian securities regulators. Please revise your disclosure to include those financial statements and all related disclosure. See Item 8.A.5 of Form 20-F and Instruction 3 to that item.

Response:

In response to the Staff’s comment, the Company has revised the Explanatory Note to the Registration Statement on Form 20-F (Amendment No. 2) on Form 20-F/A, filed by the Company with the Commission on November 14, 2014 (“Amendment No. 2”) to reflect the changes requested by the Staff. Further, the Company has included unaudited financial statements for the period ended June 30, 2014, revised the Selected Financial Information table on pages F-2 through F-14 of the Form 20-F, and included a Management’s Discussion and Analysis section for the period ended June 30, 2014, beginning on page 35 of the Form 20-F to reflect the changes requested by the Staff.

Item 5. Operating and Financial Review and Prospects, page 29

2.	Please revise your disclosure here consistent with your revisions on page 1 in response to prior comment 1. Given that the disclosure added on page 1 states “[n]otwithstanding the above,” it appears intended to apply only to the safe harbor cited on that page, but not here.

Response:

In response to the Staff’s comment, the Company has added the first full paragraph on page 30 of the Form 20-F to reflect the changes requested by the Staff.

Our Approach: The Prolieve Thermodilation System, page 22

3.	Please expand your revisions added in response to prior comment 6 to clarify the availability of alternate suppliers of catheters. See Item 4.B.6 of Form 20-F. Also file the agreement with Lake Region Medical as an exhibit, or advise as to why you believe it is not required. See Instruction as to Exhibits 4(b)(ii) of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the second full paragraph on page 24 to reflect the changes requested by the Staff, and filed the agreement with Lake Region Medical Center as Exhibit 4.26 to Amendment No. 2. Further, in connection with the Staff’s comment, we have also revised the risk factor entitled “We do not manufacture the Prolieve system ourselves, and rely on a third-party supplier to supply us with the proprietary disposable catheters used with our Prolieve system” on page 8 of the Form 20-F to reflect the lack of availability of an alternate supplier of catheters.

Liquidity and Capital Resources, page 39

4.	We note your revisions in response to prior comments 11 and 20. Although you have not yet been declared to be in default under the agreement due to the ongoing negotiations with your lender, it continues to be unclear from your disclosure what are the potential, material consequences, including those related to your liquidity, from your failure to comply with the debt agreement. For example, if the negotiations you mention fail, may the lender seize assets? May all amounts be declared due and payable immediately?

Response:

In response to the Staff’s comment, the Company has revised the fifth full paragraph on page 40 to reflect the changes requested by the Staff.

As requested by the Staff, the Company has authorized us to confirm the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (585) 231-1342.

Very truly yours,

Harter Secrest & Emery LLP

/s/ John D. Callan Jr.
John D. Callan
DIRECT DIAL: 585.231.1342
EMAIL: JCALLAN@HSELAW.COM

Cc:	Dr. Augustine Cheung

Medifocus, Inc.